FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES

CONFIRMING ELECTION

IN THE INDEPENDENT BANK CORPORATION

STOCK OPTION EXCHANGE PROGRAM

You have elected to exchange all of your Eligible Options pursuant to the Independent Bank Corporation Stock Option Exchange Program.

If this is not your intent, please deliver to IBC a new Election Form, which must be received before the offer expires. The offer is scheduled to expire at 11:59 p.m. Eastern Time on Monday, March 29, 2010. If you wish to withdraw your election, your new election must be received prior to the expiration of the offer.

If you have questions, please telephone or email Mike Steele at 616-522-1783, or via email at msteele@ibcp.com.